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July 15, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Plastec Technologies, Ltd. Post-Effective Amendment No. 10 to Registration Statement on Form F-1 Filed May 27, 2022 File No. 333-185212

Ladies and Gentlemen:

On behalf of Plastec Technologies, Ltd. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 22, 2022, relating to the above-captioned Post-Effective Amendment No. 10 to Registration Statement on Form F-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in amended filing of the Registration Statement, a copy of which has been marked with the changes from the prior draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Post-effective Amendment No. 10 to Registration Statement on Form F-1 filed May 27, 2022

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Hong Kong operating company but a Cayman Islands holding company with current minimal operations conducted by your British Virgin Islands subsidiary and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

We have revised the cover page of the prospectus included in the Registration Statement as requested.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and/or Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

We have revised the disclosure on the cover page of the prospectus and on pages 4, 5 and 6 of the Registration Statement as requested.

3.	Clearly disclose how you will refer to the holding company and subsidiaries, when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of your subsidiary. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

We have revised the disclosure in the Registration Statement as requested.

4.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

We have revised the disclosure on page 5 of the Registration Statement as requested.

5.	If your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, please disclose on your cover page, prospectus summary, and applicable risk factors that you have been identified by the Commission under the HFCAA. Disclose whether you have been provisionally or conclusively identified and the impact this may have on your ability to continue to offer your securities.

We have revised the disclosure in the Registration Statement as requested.

Prospectus Summary, page 1

6.	Please revise the definition of China or the PRC to include Hong Kong and Macau and revise the disclosure throughout your amendment accordingly. If you do not revise the definition of China or the PRC, ensure that disclosure regarding Hong Kong throughout the amendment addresses the sample letter to China-based companies available on our website.

We have revised the disclosure in the Registration Statement to indicate that, solely for purposes of the Registration Statement, references to the People’s Republic of China exclude Hong Kong, Macau and Taiwan but have revised the disclosure throughout to comply with the sample letter to China-based companies.

7.	Provide early in the summary a diagram of the company’s corporate structure, identifying arrangements through which you claim to have economic rights and exercise control with respect to your subsidiaries. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities.

We have revised the disclosure on pages 4 and 5 of the Registration Statement as requested to include a summary of how the Company’s operations are organized and a diagram of the Company’s corporate structure. We have also revised the disclosure throughout the registration statement to clarify that investors would be purchasing securities of Plastec Technologies, Ltd. We advise the Staff that there are no relevant contractual agreements between the entities – the Company’s subsidiaries are simply owned, directly or indirectly, by the Company.

8.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

We have revised the disclosure on page 5 of the Registration Statement as requested.

9.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

We refer the Staff to our response to Comment 4 above. Additionally, we refer the Staff to the risk factor titled “We may face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises (if any) by their non-PRC holding companies” with respect to the risks related to potential restrictions on exchanges of property between the Company and its subsidiaries. We also refer the Staff to the section in the Registration Statement titled “Taxation” which already discusses the tax consequences of the receipt of dividends by the Company’s shareholders.

10.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

We have revised the disclosure on pages 5 and 6 of the Registration Statement as requested.

Risks Affecting our Company, page 4

11.	Please revise this section to include a summary of risk factors. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have revised the disclosure in the Registration Statement to include the above-referenced risk factor summary and highlighted the requested risks as requested.

12.	Please revise both the risk factors summary and the Risk Factors section to move forward the risks related to doing business in the PRC so that such risks are prominently disclosed within each section in relation to other identified material risks.

We have revised the disclosure in the Registration Statement as requested.

Risk Factors, page 6

13.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China and Hong Kong-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have revised the disclosure on pages 11 and 12 of the Registration Statement as requested to include the above-referenced risk in a new risk factor titled “The Chinese government may intervene in or influence a PRC company’s business operations at any time or to exert more oversight and control over offerings conducted overseas and foreign investment in China-based issuers. This could result in a material change in a PRC company’s business operations if we look to acquire such a company and/or the value of its securities.”

14.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

We have revised the disclosure on pages 11 and 12 of the Registration Statement as requested to include the above-referenced risk in a new risk factor titled “The Chinese government may intervene in or influence a PRC company’s business operations at any time or may exert more oversight and control over offerings conducted overseas and foreign investment in China-based issuers. This could result in a material change in a PRC company’s business operations if we look to acquire such a company and/or the value of its securities.”

U.S. laws and regulations, page 7

15.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Please also clarify that if the HFCAA is amended to prohibit an issuer's securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before your securities may be prohibited from trading or delisted.

We have revised the disclosure on pages 9 and 10 of the Registration Statement as requested in the new risk factor titled “The audit report included in this prospectus was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and as such, our investors are deprived of the benefits of such inspection. We could be delisted or trading in our securities could be restricted if we do not have auditors that can timely meet the PCAOB inspection requirements established by the Holding Foreign Companies Accountable Act.”

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Kin Sun Sze-To